ZEN Graphene Solutions Partners with Evercloak and NGen for Graphene in

Cleantech Manufacturing Project

Thunder Bay, ON - July 9, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN) is pleased to announce that Evercloak Inc. (Evercloak) and ZEN have been awarded $125,000 each as part of a Next Generation Manufacturing Canada (NGen) Project. The project entitled "Advancing Large-Scale Graphene and Thin-Film Membrane Manufacturing" will support the scale up of graphene oxide (GO) production by ZEN to supply GO to Evercloak for their scale up and optimizing activities. NGen supports collaborative technology projects that enable the development of world-leading advanced manufacturing capabilities in Canada.

Francis Dubé, ZEN CEO commented, "ZEN is pleased to support Canadian graphene-based innovations and Evercloak is a wonderful example of what can be achieved with nanomaterials and Canadian entrepreneurship. NGen supports the accelerated development of high potential technologies such as our graphene collaboration. We look forward to helping Evercloak bring breakthrough technology to everyday life."

Evelyn Allen, Evercloak CEO stated, "Evercloak is thrilled to be working closely with ZEN to advance graphene-based manufacturing processes in Canada. The NGen Project funding will enable Evercloak to further optimize our membrane manufacturing process, while strengthening collaborations with ZEN, a Canadian graphene technology solutions company."

"Graphene has long promised to deliver immense benefits across a diverse range of technology applications. This collaborative project between ZEN and Evercloak will fundamentally transform the manufacturing of graphene thin films and will bring forward environmentally friendly solutions in strategic clean technology areas including energy efficiency separation processes, batteries and solar cells to generate sustainable solutions for Canadians." John Laughlin, CTO, NGen.

Evercloak's patent-pending HydroAM printer is capable of depositing both 1D and 2D nanomaterials and transferring these ultra-thin films onto flexible substrates with a controlled density for various applications ranging from transparent conductors for flexible electronics to more efficient membranes for industrial separations. Through this grant, and in collaboration with Evercloak, ZEN will optimize and scale-up the electrochemical exfoliation (ECE) process that was developed by Prof. Aicheng Chen and his team at the University of Guelph to produce graphene oxide from its unique precursor Albany PureTM Graphite. The ECE process was designed to be scalable, low cost, low energy, and environmentally friendly to produce high quality, few-layer graphene oxide at ZEN's Guelph facility.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

About Evercloak Inc.

Evercloak, an innovative cleantech company, is commercializing a manufacturing platform for producing continuous, large-area, monolayers of exfoliated 2D nanomaterials, including graphene, graphene oxide, molybdenum disulfide, and carbon nanotubes. These films are increasingly used for a wide range of applications such as energy storage, smart packaging, electronic devices, corrosion inhibitors, and membranes. Evercloak's initial focus is on manufacturing graphene-based membranes for dehumidification to significantly reduce the energy use and associated greenhouse gas related with building cooling. Evercloak is a winner of the NRCan Breakthrough Energy Solutions Canada program, which includes seed funding to accelerate technology development in this area.

About NGen - Next Generation Manufacturing Canada

NGen is the industry-led not-for-profit organization that leads Canada's Advanced Manufacturing Supercluster. Its mandate is to help build world-leading advanced manufacturing capabilities in Canada for the benefit of Canadians. NGen works to strengthen collaboration among its membership of more than 2,000 manufacturers, technology companies, innovation centres, and researchers, and provides funding and business support to industry-led initiatives that aim to develop, apply, or scale-up transformative manufacturing solutions in Canada for commercialization in global markets.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Evelyn Allen, Chief Executive Officer

Tel: +1 (226) 343-0352

Email: evelyn@evercloak.com

To find out more about Evercloak Inc., please visit our website www.evercloak.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.